APPENDIX B:
FINANCIAL STATEMENTS
(Unaudited)

ND Irwin Holdings, LLC

Profit and Loss

January - December 2021

Income	
Total Income	
GROSS PROFIT	
Expenses	
Total Expenses	
NET OPERATING INCOME	
NET INCOME	

ND Irwin Holdings, LLC

Balance Sheet

As of December 31, 2021

ASSETS	
TOTAL ASSETS	
LIABILITIES AND EQUITY	
Liabilities	
Total Liabilities	
Equity	
Retained Earnings	
Net Income	
Total Equity	
TOTAL LIABILITIES AND EQUITY	

ND Irwin Holdings, LLC

Statement of Cash Flows

January - December 2021

OPERATING ACTIVITIES	
Net Income	
Adjustments to reconcile Net Income to Net Cash provided by operations:	
Net cash provided by operating activities	
NET CASH INCREASE FOR PERIOD	
CASH AT END OF PERIOD	

ND Irwin Holdings, LLC

Profit and Loss

January - December 2022

	TOTAL
Income	
Total Income	
GROSS PROFIT	**$0.00**
Expenses	
Legal & accounting services	
Legal Fees	825.00
Total Legal & accounting services	**825.00**
Other Business Expenses	4,698.00
Total Expenses	**$5,523.00**
NET OPERATING INCOME	**$ -5,523.00**
NET INCOME	**$ -5,523.00**

ND Irwin Holdings, LLC

Balance Sheet

As of December 31, 2022

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
DCCU Personal Account	22,405.55
Total Bank Accounts	**$22,405.55**
Total Current Assets	**$22,405.55**
TOTAL ASSETS	**$22,405.55**
LIABILITIES AND EQUITY	
Liabilities	
Total Liabilities	
Equity	
Opening balance equity	27,928.55
Retained Earnings	
Net Income	-5,523.00
Total Equity	**$22,405.55**
TOTAL LIABILITIES AND EQUITY	**$22,405.55**

ND Irwin Holdings, LLC

Statement of Cash Flows

January - December 2022

	TOTAL
OPERATING ACTIVITIES	
Net Income	-5,523.00
Adjustments to reconcile Net Income to Net Cash provided by operations:	
Net cash provided by operating activities	**$ -5,523.00**
FINANCING ACTIVITIES	
Opening balance equity	27,928.55
Net cash provided by financing activities	**$27,928.55**
NET CASH INCREASE FOR PERIOD	**$22,405.55**
CASH AT END OF PERIOD	**$22,405.55**

I, Deborah J Irwin, certify that:

1. The financial statements of NDIrwin Holdings, LLC included in this Form are true and complete in all material respects; and
2. The tax return information of NDIrwin Holdings, LLC included in this Form reflects accurately the information reported on the tax return for NDIrwin Holdings, LLC for the fiscal years ended 2021 and 2022 (most recently available as of the Date of this Form C).

Signature Deborah J Irwin

Name: Deborah J Irwin

Title: CEO